SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                 Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                 No    ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: July 24, 2007		Signed: Donald F. Barnhardt

	By:	Name: Donald F. Barnhardt
Title: Corporate Secretary

Release: Immediate, July 24, 2007
CANADIAN PACIFIC ANNOUNCES STRONG SECOND QUARTER RESULTS
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) reported strong second-quarter results today. Operating income for the second quarter of 2007 was up 9 per cent over the same period in 2006 driven by solid revenues.
SUMMARY OF SECOND-QUARTER 2007 COMPARED WITH SECOND-QUARTER 2006
•	Income before foreign exchange gains on long-term debt and other specified items increased 9 per cent to $175 million from $161 million.

•	Excluding foreign exchange gains on long-term debt and other specified items, diluted earnings per share increased 12 per cent to $1.12 from $1.00.

•	Operating ratio improved to 74.7 per cent from 75.0 per cent.

•	Freight revenue increased 8 per cent to $1.2 billion.
Net income was $257 million in the second quarter, compared with $378 million for the same quarter in 2006, which includes foreign exchange gains on long-term debt and other specified items. The 2006 results included a $176-million reduction in future income tax expense due to changes in Canadian federal and provincial tax legislation. Diluted earnings per share was $1.64 in 2007 compared with $2.37 in 2006.
“We produced 12 per cent growth in adjusted diluted EPS and posted further improvement in our operating ratio in spite of a 26-day strike and tough weather-related operating conditions,” said Fred Green, President and CEO. “ We safely moved record volumes although the challenges of the quarter created inefficiencies that give us opportunities for improvement.”
Revenues in the second-quarter reflected continuing, strong global demand for bulk commodities with double-digit growth in sulphur and fertilizers and coal. Grain revenues improved 9 per cent with industrial and consumer products and intermodal up 6 and 3 per cent respectively. There was a decrease in automotive revenue of 4 per cent and forest products revenue was down 2 per cent.
Operating expenses increased 7 per cent to $908 million. This reflected a 21 per cent increase in fuel costs due primarily to a significant increase in refining margins and a 29 per cent increase in equipment rents due to lower offline car hire receipts and additional locomotives required to move higher freight volumes. There were also one-time costs associated with the 26-day strike by track maintenance employees.
SUMMARY OF FIRST-HALF 2007 COMPARED WITH 2006
Net income for the first half of 2007 was $385 million compared with $487 million in 2006, a decrease of 21 per cent due mainly to the $176-million reduction in future income tax expense included in the 2006 results. Diluted earnings per share was $2.46 compared with $3.05 for the first half of 2006.
Freight revenues increased 5 per cent to $2.3 billion and operating expenses were up 4 per cent to $1.8 billion.

EXCLUDING FOREIGN EXCHANGE GAINS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
•	Income increased 7 per cent to $297 million from $277 million.

•	Diluted earnings per share grew 10 per cent to $1.90 from $1.72.

•	Operating ratio improved 30 basis points to 77.0 per cent from 77.3 per cent.
2007 OUTLOOK
“We still face some significant challenges through the rest of 2007 with rising fuel refining margins and the strengthening Canadian dollar,” added Mr. Green. “However, with continued focus on our Integrated Operating Plan and cost containment we expect to deliver on our targets.”
CP’s outlook for diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items remains in the range of $4.30 to $4.45 for 2007, compared with 2006 diluted EPS which was $3.95.
CP expects to grow revenue in the range of 4 per cent to 6 per cent in 2007. Capital investment is anticipated to be between $885 million and $895 million and free cash, after dividends, is expected to exceed $300 million in 2007. This outlook assumes oil prices averaging US $65 per barrel and an average currency exchange rate of $1.10 per U.S. dollar (US$0.90). This is a revision to our previous assumptions which were oil prices averaging US$58 per barrel and an average exchange rate of $1.15 per U.S. dollar (US$0.87).
FOREIGN EXCHANGE GAINS ON LONG-TERM DEBT
CP had a foreign exchange gain on long-term debt of $89 million ($65 million after tax) in the second quarter of 2007, compared with a foreign exchange gain on long-term debt of $53 million ($41 million after tax) in the second quarter of 2006. There was a future income tax benefit of $17 million in the second quarter of 2007 resulting from a reduction in the Canadian federal income tax rate. The second quarter of 2006 included a future income tax benefit of $176 million as a result of a decrease in Canadian federal and provincial income tax rates.
For the first six months of 2007, CP had a foreign exchange gain on long-term debt of $97 million ($71 million after tax) compared with a foreign exchange gain of $46 million ($34 million after tax) in the first half of 2006. There were no additional other specified items in the first half of 2007 other than the future income tax benefit of $17 million mentioned above. Other than the future income tax benefit of $176 million, there were no additional other specified items in the first half of 2006.
RESTATEMENT OF SECOND-QUARTER 2006 FINANCIAL STATEMENTS
As a result of the adoption of EIC162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended June 30, 2006 have been restated with a reduction in “Compensation and benefits” expense of $0.7 million, an increase in “Net income” of $0.6 million and an increase in basic and diluted earnings per share of $0.01. Basic earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items was increased by $0.01. There was no change to diluted earning per share excluding foreign exchange gains and losses on long-term debt and other specified items. The six months ended June 30, 2006 have been restated with an increase in “Compensation and benefits” expense of $1.6 million, a reduction of “Net income” of $1.6 million and no change to basic earnings per share. Diluted earnings per share was increased by $0.01. Basic and diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items were reduced by $0.01 and $0.02, respectively.
Presentation of non-GAAP earnings

CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation impacts on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains on long-term debt and other specified items is also referred to in this news release as “adjusted diluted EPS”.
Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
Earnings that exclude foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North

America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
end

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Revenues
Freight	$1,174.1	$1,086.4
Other	41.4	44.6

	1,215.5	1,131.0

Operating expenses
Compensation and benefits	329.8	320.8
Fuel	193.7	160.1
Materials	55.6	54.5
Equipment rents	57.3	44.4
Depreciation and amortization	119.1	117.8
Purchased services and other	152.3	150.8

	907.8	848.4

Operating income	307.7	282.6

Other charges (Note 4)	8.2	7.7
Foreign exchange gains on long-term debt	(88.6)	(52.7)
Interest expense (Note 5)	49.2	48.6
Income tax expense (benefit) (Note 6)	82.2	(99.1)

Net income	$256.7	$378.1

Basic earnings per share (Note 7)	$1.66	$2.39

Diluted earnings per share (Note 7)	$1.64	$2.37

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Revenues
Freight	$2,265.0	$2,153.6
Other	66.4	87.9

	2,331.4	2,241.5

Operating expenses
Compensation and benefits	662.3	673.0
Fuel	364.9	318.0
Materials	118.0	112.1
Equipment rents	112.8	89.0
Depreciation and amortization	237.7	232.6
Purchased services and other	298.7	307.4

	1,794.4	1,732.1

Operating income	537.0	509.4

Other charges (Note 4)	13.0	14.5
Foreign exchange gains on long-term debt	(97.2)	(46.3)
Interest expense (Note 5)	96.0	95.9
Income tax expense (benefit) (Note 6)	139.9	(41.6)

Net income	$385.3	$486.9

Basic earnings per share (Note 7)	$2.49	$3.08

Diluted earnings per share (Note 7)	$2.46	$3.05

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$256.7	$378.1

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(2.9)	(1.4)

Net change in gains on derivatives designated as cash flow hedges	(9.8)	—

Other comprehensive loss before income taxes	(12.7)	(1.4)

Income tax recovery	(2.0)	(3.4)

Other comprehensive loss (Note 11)	(14.7)	(4.8)

Comprehensive income	$242.0	$373.3

See notes to interim consolidated financial statements.

	For the six months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$385.3	$486.9

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(3.2)	0.1

Net change in gains on derivatives designated as cash flow hedges	(13.0)	—

Other comprehensive (loss) income before income taxes	(16.2)	0.1

Income tax recovery	(1.3)	(3.2)

Other comprehensive loss (Note 11)	(17.5)	(3.1)

Comprehensive income	$367.8	$483.8

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$392.1	$124.3
Accounts receivable and other current assets	566.7	615.7
Materials and supplies	171.4	158.6
Future income taxes	128.9	106.3

	1,259.1	1,004.9

Investments	58.5	64.9
Net properties	9,137.5	9,122.9
Other assets and deferred charges	1,233.6	1,223.2

Total assets	$11,688.7	$11,415.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$994.2	$1,002.6
Income and other taxes payable	29.3	16.0
Dividends payable	34.9	29.1
Long-term debt maturing within one year	30.6	191.3

	1,089.0	1,239.0

Deferred liabilities	716.3	725.7
Long-term debt (Note 9)	3,046.6	2,813.5
Future income taxes	1,858.3	1,781.2

Shareholders’ equity
Share capital (Note 10)	1,182.0	1,175.7
Contributed surplus	38.7	32.3
Accumulated other comprehensive income (Note 11)	62.9	66.4
Retained income	3,694.9	3,582.1

	4,978.5	4,856.5

Total liabilities and shareholders’ equity	$11,688.7	$11,415.9

Commitments and contingencies (Note 17) .
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$256.7	$378.1
Add (deduct) items not affecting cash:
Depreciation and amortization	119.1	117.8
Future income taxes	57.7	(114.6)
Foreign exchange gains on long-term debt	(88.6)	(52.7)
Amortization of deferred charges	3.1	4.3
Restructuring and environmental remediation payments	(12.0)	(22.8)
Other operating activities, net	0.9	(1.7)
Change in non-cash working capital balances related to operations	27.6	(26.0)

Cash provided by operating activities	364.5	282.4

Investing activities
Additions to properties	(158.4)	(177.3)
Additions to investments and other assets (Note 13)	(11.4)	(65.3)
Net proceeds from disposal of transportation properties	(0.4)	77.6

Cash used in investing activities	(170.2)	(165.0)

Financing activities
Dividends paid	(34.7)	(29.8)
Issuance of CP Common Shares	15.0	10.7
Purchase of CP Common Shares	(212.0)	(98.0)
Net decrease in short-term borrowing	(77.7)	—
Issuance of long-term debt (Note 9)	485.1	—
Repayment of long-term debt	(3.5)	(3.5)

Cash provided by (used in) financing activities	172.2	(120.6)

Cash position
Increase (decrease) in cash and cash equivalents	366.5	(3.2)
Cash and cash equivalents at beginning of period	25.6	47.5

Cash and cash equivalents at end of period	$392.1	$44.3

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$385.3	$486.9
Add (deduct) items not affecting cash:
Depreciation and amortization	237.7	232.6
Future income taxes	96.2	(70.4)
Foreign exchange gains on long-term debt	(97.2)	(46.3)
Amortization of deferred charges	6.2	8.6
Restructuring and environmental remediation payments	(25.2)	(50.6)
Other operating activities, net	(1.8)	2.4
Change in non-cash working capital balances related to operations	(9.0)	(106.5)

Cash provided by operating activities	592.2	456.7

Investing activities
Additions to properties	(362.6)	(369.0)
Additions to investments and other assets (Note 13)	(11.7)	(85.0)
Net proceeds from disposal of transportation properties	8.5	81.9

Cash used in investing activities	(365.8)	(372.1)

Financing activities
Dividends paid	(63.8)	(53.5)
Issuance of CP Common Shares	25.1	49.2
Purchase of CP Common Shares	(228.1)	(143.6)
Issuance of long-term debt (Note 9)	485.1	—
Repayment of long-term debt	(176.9)	(14.2)

Cash provided by (used in) financing activities	41.4	(162.1)

Cash position
Increase (decrease) in cash and cash equivalents	267.8	(77.5)
Cash and cash equivalents at beginning of period	124.3	121.8

Cash and cash equivalents at end of period	$392.1	$44.3

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the three months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Share capital
Balance, beginning of period	$1,182.9	$1,175.1
Shares issued under stock option plans	18.5	12.6
Shares purchased	(19.4)	(13.7)

Balance, end of period	1,182.0	1,174.0

Contributed surplus
Balance, beginning of period	37.1	204.2
Stock-based compensation expense related to stock option plans	1.6	1.8
Shares purchased	—	(90.5)

Balance, end of period	38.7	115.5

Accumulated other comprehensive income
Balance, beginning of period	77.6	69.2
Other comprehensive loss (Note 11)	(14.7)	(4.8)

Balance, end of period	62.9	64.4

Retained earnings
Balance, beginning of period	3,641.7	3,008.9
Net income for the period	256.7	378.1
Shares purchased	(168.6)	—
Dividends	(34.9)	(29.6)

Balance, end of period	3,694.9	3,357.4

Total accumulated other comprehensive income and retained earnings	3,757.8	3,421.8

Shareholders’ equity, end of period	$4,978.5	$4,711.3

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the six months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Share capital
Balance, beginning of period	$1,175.7	$1,141.5
Shares issued under stock option plans	30.8	52.7
Shares purchased	(24.5)	(20.2)

Balance, end of period	1,182.0	1,174.0

Contributed surplus
Balance, beginning of period	32.3	245.1
Stock-based compensation expense related to stock option plans	6.4	5.9
Shares purchased	—	(135.5)

Balance, end of period	38.7	115.5

Accumulated other comprehensive income
Balance, beginning of period	66.4	67.5
Adjustment for change in accounting policy	14.0	—

Adjusted balance, beginning of period	80.4	67.5
Other comprehensive loss (Note 11)	(17.5)	(3.1)

Balance, end of period	62.9	64.4

Retained earnings
Balance, beginning of period	3,582.1	2,930.0
Adjustment for change in accounting policy (Note 2)	4.0	—

Adjusted balance, beginning of period	3,586.1	2,930.0
Net income for the period	385.3	486.9
Shares purchased	(206.6)	—
Dividends	(69.9)	(59.5)

Balance, end of period	3,694.9	3,357.4

Total accumulated other comprehensive income and retained earnings	3,757.8	3,421.8

Shareholders’ equity, end of period	$4,978.5	$4,711.3

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2006 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards for financial instruments, hedges and comprehensive income. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

Financial Instruments

From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at fair value and subsequently measured at fair value or amortized cost. Amortization is calculated using the effective interest rate for the instrument. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.

Transaction costs related to the issuance of long-term debt are added to the fair value of the related instrument on issue and are amortized to income in conjunction with the amortization of the instrument using the effective interest rate method.

Derivative financial and commodity instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.

Commencing from January 1, 2007 all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Gains and losses arising from derivative instruments will affect the following income statements lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other charges”, “Foreign exchange (gains) losses on long-term debt” and “Interest expense”.

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should the hedging of a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
1	Basis of presentation (continued)

In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item.

The transitional date for the assessment of embedded derivatives was January 1, 2001.

2	New accounting policies

Financial instruments, hedging and comprehensive income

On January 1, 2007 the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards was on a prospective basis without retroactive restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “Accumulated other comprehensive income”.

The impact of the adoption of these standards on January 1, 2007 was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “Accumulated other comprehensive income” of $80.4 million.

The fair value of hedging instruments at January 1, 2007 was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “Accumulated other comprehensive income” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. Accumulated other comprehensive income is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’, effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statement as a result of the refinement of certain estimates used at the year end.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
2	New accounting policies (continued)

Stock-based compensation for employees eligible to retire before the vesting date

As a result of the adoption of EIC 162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended June 30, 2006 have been restated with a reduction in “Compensation and benefits” expense of $0.7 million, an increase in “Net income” of $0.6 million and an increase in basic and diluted earnings per share of $0.01. The comparative financial statements for the six months ended June 30, 2006 have been restated with an increase in “Compensation and benefits” expense of $1.6 million, a reduction in “Net income” of $1.6 million and no change to basic earnings per share. Diluted earnings per share was increased by $0.01.

3	Future accounting changes

The CICA has issued the following accounting standards which will be effective for the Company from January 1, 2008: Section 3862 “Financial Instruments – Disclosures”, Section 1535 “Capital Disclosures” and Section 3031 “Inventories”.

Section 3862 “Financial Instruments – Disclosures” and Section 1535 “Capital Disclosures” will require the Company to provide additional disclosures relating to its financial instruments, including hedging instruments, and about the Company’s capital. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.

Section 3031 “Inventories” will provide guidance on the method of determining the cost of CP’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. CP currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures will also be required. It is not anticipated that the adoption of Section 3031 “ Inventories” will have a material impact to CP’s financial statements. Adoption of the new standard may be made on either a prospective basis or retroactively with restatement of prior comparative periods.

4	Other charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2007	2006	2007	2006

Amortization of discount on accruals recorded at present value	$2.2	$2.7	$4.2	$5.2
Other exchange losses	2.5	3.4	2.0	3.5
Loss on sale of accounts receivable	1.4	1.2	2.7	2.3
Gains on non-hedging derivative instruments	(0.1)	(0.9)	(0.4)	(0.1)
Other	2.2	1.3	4.5	3.6

Total other charges	$8.2	$7.7	$13.0	$14.5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
5 Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2007	2006	2007	2006

Interest expense	$52.3	$50.1	$101.1	$99.1
Interest income	(3.1)	(1.5)	(5.1)	(3.2)

Total interest expense	$49.2	$48.6	$96.0	$95.9

6	Income taxes

Cash taxes refunded in the three months ended June 30, 2007 was $1.1 million (three months ended June 30, 2006 – paid $1.9 million). Cash taxes paid in the six months ended June 30, 2007 was $8.1 million (six months ended June 30, 2006 – $7.7 million).

7	Earnings per share

At June 30, 2007, the number of shares outstanding was 153.1 million (June 30, 2006 — 157.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months			For the six months
	ended June 30			ended June 30
(in millions)	2007	2006		2007	2006

Weighted average shares outstanding	154.3	158.3		154.9	158.4
Dilutive effect of stock options	1.8	2.0		1.5	2.0

Weighted average diluted shares outstanding	156.1	160.3		156.4	160.4

(in dollars)
Basic earnings per share	$1.66	$2.39	(1)	$2.49	$3.08	(1)
Diluted earnings per share	$1.64	$2.37	(1)	$2.46	$3.05	(1)

(1)	Restated

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
8	Restructuring and environmental remediation

At June 30, 2007, the provision for restructuring and environmental remediation was $277.4 million (December 31, 2006 – $309.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:
Three months ended June 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	April 1	Accrued		Amortization	Exchange	June 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$176.1	(2.1)	(9.6)	1.7	(2.5)	$163.6
Other non-labour liabilities for exit plans	1.3	—	—	—	(0.2)	1.1

Total restructuring liability	177.4	(2.1)	(9.6)	1.7	(2.7)	164.7

Environmental remediation program	119.2	1.1	(2.4)	—	(5.2)	112.7

Total restructuring and environmental remediation liability	$296.6	(1.0)	(12.0)	1.7	(7.9)	$277.4

Three months ended June 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	April 1	Accrued		Amortization	Exchange	June 30
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$240.5	(8.6)	(16.9)	2.6	(1.8)	$215.8
Other non-labour liabilities for exit plans	4.7	0.5	(3.2)	—	(0.2)	1.8

Total restructuring liability	245.2	(8.1)	(20.1)	2.6	(2.0)	217.6

Environmental remediation program	128.9	5.3	(2.7)	—	(3.3)	128.2

Total restructuring and environmental remediation liability	$374.1	(2.8)	(22.8)	2.6	(5.3)	$345.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
8	Restructuring and environmental remediation (continued)
Six months ended June 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	June 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	(2.1)	(22.1)	3.2	(2.8)	$163.6
Other non-labour liabilities for exit plans	1.4	—	(0.1)	—	(0.2)	1.1

Total restructuring liability	188.8	(2.1)	(22.2)	3.2	(3.0)	164.7

Environmental remediation program	120.2	1.3	(3.0)	—	(5.8)	112.7

Total restructuring and environmental remediation liability	$309.0	(0.8)	(25.2)	3.2	(8.8)	$277.4

Six months ended June 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	June 30
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(9.7)	(41.7)	5.2	(1.6)	$215.8
Other non-labour liabilities for exit plans	5.8	0.5	(4.3)	—	(0.2)	1.8

Total restructuring liability	269.4	(9.2)	(46.0)	5.2	(1.8)	217.6

Environmental remediation program	129.4	6.4	(4.6)	—	(3.0)	128.2

Total restructuring and environmental remediation liability	$398.8	(2.8)	(50.6)	5.2	(4.8)	$345.8

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
9	Long-term debt

During the three and six months ended June 30, 2007, the Company issued US$450 million of 5.95% 30 –year notes. The notes are unsecured, but carry a negative pledge.

10	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2007	2006	2007	2006

Share capital, beginning of period	155.2	158.6	155.5	158.2
Shares issued under stock option plans	0.4	0.4	0.8	1.7
Shares purchased	(2.5)	(1.8)	(3.2)	(2.7)

Share capital, end of period	153.1	157.2	153.1	157.2

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under this filing, share purchases could have been made during the 12-month period beginning June 6, 2006, and ending June 5, 2007. Of the 3.9 million shares authorized for purchase under this filing, 3.4 million were purchased in 2006 at an average price per share of $56.66 and 0.2 million shares were purchased during the three months ended March 31, 2007 at an average price per share of $64.11.
In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008 to purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Effective April 30, 2007, the 2007 NCIB was amended to purchase, for cancellation, up to 15.3 million of its outstanding Common Shares. Of the 15.3 million shares authorized under the 2007 NCIB, 2.5 million shares were purchased during the three months ended June 30, 2007 at an average price per share of $74.16 (2006 – 1.8 million shares were purchased at an average price per share of $56.62) and for the six months ended June 30, 2007, 2.7 million shares were purchased at an average price per share of $73.64 (2006 – 2.7 million shares were purchased at an average price per share of $57.01).
In addition, pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007, the Company purchased, for cancellation, 0.3 million shares through a private agreement with an arm’s length third party on March 29, 2007 at an average price of $63.12.
The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus and retained earnings. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended June 30
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$33.8	$(5.2)	$28.6

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(36.7)	—	(36.7)

Realized gain on cash flow hedges settled in the period	(4.8)	1.5	(3.3)

Decrease in unrealized holding gains on cash flow hedges	(6.6)	2.2	(4.4)

Realized loss on cash flow hedges settled in prior periods	1.6	(0.5)	1.1

Other comprehensive loss	$(12.7)	$(2.0)	$(14.7)

	For the three months ended June 30
		2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$21.5	$(3.4)	$18.1

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(22.9)	—	(22.9)

Other comprehensive loss	$(1.4)	$(3.4)	$(4.8)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income (continued)

	For the six months ended June 30
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$37.7	$(5.8)	$31.9

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(40.9)	—	(40.9)

Realized gain on cash flow hedges settled in the period	(8.1)	2.8	(5.3)

Decrease in unrealized holding gains on cash flow hedges	(6.5)	2.2	(4.3)

Realized loss on cash flow hedges settled in prior periods	1.6	(0.5)	1.1

Other comprehensive loss	$(16.2)	$(1.3)	$(17.5)

	For the six months ended June 30
		2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount
Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$20.6	$(3.2)	$17.4

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(20.5)	—	(20.5)

Other comprehensive loss	$0.1	$(3.2)	$(3.1)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income (continued)

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:

Three months ended June 30, 2007

	Opening		Closing
	Balance,		Balance,
	Apr. 1,	Period	June 30,
(in millions)	2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.6	$28.6	$267.2

Foreign exchange on net investment in U.S. subsidiaries	(172.7)	(36.7)	(209.4)

Increase (decrease) in unrealized effective gains of cash flow hedges	17.0	(7.7)	9.3

Unrealized loss on settled hedge instruments	(5.3)	1.1	(4.2)

Accumulated other comprehensive income	$77.6	$(14.7)	$62.9

     Three months ended June 30, 2006

	Opening		Closing
	Balance,		Balance,
	Apr. 1,	Period	June 30,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$237.4	$18.1	$255.5

Foreign exchange on net investment in U.S. subsidiaries	(168.2)	(22.9)	(191.1)

Accumulated other comprehensive income	$69.2	$(4.8)	$64.4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income (continued)

Six months ended June 30, 2007

		Adjustment
	Opening	for change	Adjusted		Closing
	Balance,	in	Opening		Balance,
	Jan. 1,	accounting	Balance,	Period	June 30,
(in millions)	2007	policy	Jan. 1, 2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$31.9	$267.2

Foreign exchange on net investment in U.S. subsidiaries	(168.5)	—	(168.5)	(40.9)	(209.4)

Increase (decrease) in unrealized effective gains of cash flow hedges	—	18.9	18.9	(9.6)	9.3

Unrealized loss on settled hedge instruments	—	(5.3)	(5.3)	1.1	(4.2)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(17.5)	$62.9

     Six months ended June 30, 2006

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	June 30,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.1	$17.4	$255.5

Foreign exchange on net investment in U.S. subsidiaries	(170.6)	(20.5)	(191.1)

Accumulated other comprehensive income	$67.5	$(3.1)	$64.4

During the next twelve months, the Company expects $6.8 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Derivative instruments designated as cash flow hedges will mature during the period ending December 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
12	Fair value of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables

Accounts receivable and other current assets — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market based inputs.

Financial liabilities

Accounts payable and accrued liabilities and short-term borrowings — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.

Available for sale

Investments — The Company’s equity investments recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established. These investments are not traded on a liquid market.

Held for trading

Other assets and deferred charges and Deferred liabilities — Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $3,077 million and a fair value of approximately $3,247 million at June 30, 2007.

13	Additions to investments and other assets

Additions to investment and other assets includes the acquisition of $12 million in freight car assets for the three and six month period ended June 30, 2007. These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution. For the three and six months ended June 30, 2006, $66 million and $87 million, respectively, in freight car assets were acquired for these purposes and were included in additions to investments and other assets. These assets were subsequently sold and leased back.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
14	Stock-based compensation

In 2007, under CP’s stock option plans, the Company issued 1,302,700 options to purchase Common Shares at the weighted average price of $62.59 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 433,500 stock appreciation rights were issued at the weighted average exercise price of $62.59.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of June 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,815,494	$38.50	7,971,917	$32.07
New options granted	1,302,700	62.59	1,423,700	57.78
Exercised	(811,856)	31.78	(1,719,412)	28.61
Forfeited/cancelled	(111,725)	39.38	(269,295)	40.09

Outstanding, June 30	7,194,613	$43.61	7,406,910	$37.52

Options exercisable at June 30	4,239,713	$34.01	3,541,610	$29.43

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
14	Stock-based compensation (continued)

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CP used the fair value method for options granted between January 1, 2002, and December 31, 2002, CP’s pro forma basis net income and earnings per share would have been as follows:

	For the three months		For the six months
	ended June 30		ended June 30
	2007	2006	2007	2006
		Restated		Restated

Net income (in millions) As reported	$256.7	$378.1	$385.3	$486.9
Pro forma	$256.7	$378.1	$385.3	$486.7
Pro forma basic and diluted earnings per share are unchanged from the amounts disclosed in the Statement of Consolidated Income.
Under the fair value method, the fair value of options at the grant date was $11.3 million for options issued in the first six months of 2007 (first six months of 2006 – $11.9 million). The weighted average fair value assumptions were approximately:

	For the six months
	ended June 30
	2007	2006

Expected option life (years)	4.00	4.50
Risk-free interest rate	3.90%	4.07%
Expected stock price volatility	22%	22%
Expected annual dividends per share	$0.90	$0.75
Weighted average fair value of options granted during the year	$12.96	$12.98
15	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the three months ended June 30, 2007, was $27.1 million (three months ended June 30, 2006 – $30.3 million) and for the six months ended June 30, 2007, was $54.5 million (six months ended June 30, 2006 – $61.2 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
16	Significant customers

During the first six months of 2007, one customer comprised 11.7% of total revenue (first six months of 2006 – 12.1%). At June 30, 2007, that same customer represented 5.2% of total accounts receivable (June 30, 2006 – 5.8%).

17	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2007, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At June 30, 2007, the Company had multi-year capital commitments of $492.4 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2007 through 2016.

Operating lease commitments

At June 30, 2007, minimum payments under operating leases were estimated at $555.5 million in aggregate, with annual payments in each of the next five years of: remainder of 2007 – $62.9 million; 2008 – $99.5 million; 2009 – $72.3 million; 2010 – $55.6 million; 2011 – $49.9 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $387.9 million at June 30, 2007. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2007, these accruals amounted to $6.1 million.

Summary of Rail Data

Second Quarter					Year-to-date
2007	2006(1)	Variance	%		2007	2006(1)	Variance	%

				Financial (millions, except per share data)
				Revenues
$1,174.1	$1,086.4	$87.7	8.1	Freight revenue	$2,265.0	$2,153.6	$111.4	5.2
41.4	44.6	(3.2)	(7.2)	Other revenue	66.4	87.9	(21.5)	(24.5)

1,215.5	1,131.0	84.5	7.5		2,331.4	2,241.5	89.9	4.0

				Operating Expenses
329.8	320.8	9.0	2.8	Compensation and benefits	662.3	673.0	(10.7)	(1.6)
193.7	160.1	33.6	21.0	Fuel	364.9	318.0	46.9	14.7
55.6	54.5	1.1	2.0	Materials	118.0	112.1	5.9	5.3
57.3	44.4	12.9	29.1	Equipment rents	112.8	89.0	23.8	26.7
119.1	117.8	1.3	1.1	Depreciation and amortization	237.7	232.6	5.1	2.2
152.3	150.8	1.5	1.0	Purchased services and other	298.7	307.4	(8.7)	(2.8)

907.8	848.4	59.4	7.0		1,794.4	1,732.1	62.3	3.6

307.7	282.6	25.1	8.9	Operating income	537.0	509.4	27.6	5.4
8.2	7.7	0.5	6.5	Other charges	13.0	14.5	(1.5)	(10.3)
49.2	48.6	0.6	1.2	Interest expense	96.0	95.9	0.1	0.1
75.5	65.6	9.9	15.1	Income tax expense before foreign exchange gains on long-term debt and other specified items (2)	130.6	122.2	8.4	6.9

174.8	160.7	14.1	8.8	Income before foreign exchange gains on long-term debt and other specified items (2)	297.4	276.8	20.6	7.4

				Foreign exchange gains on long-term debt (FX on LTD)
(88.6)	(52.7)	(35.9)	—	FX on LTD	(97.2)	(46.3)	(50.9)	—
23.8	11.3	12.5	—	Income tax on FX on LTD (3)	26.4	12.2	14.2	—

(64.8)	(41.4)	(23.4)	—	FX on LTD (net of tax)	(70.8)	(34.1)	(36.7)	—

				Other specified items
(17.1)	(176.0)	158.9	—	Income tax benefits due to Federal / Provincial income tax rate reductions.	(17.1)	(176.0)	158.9	—

$256.7	$378.1	$(121.4)	(32.1)	Net income	$385.3	$486.9	$(101.6)	(20.9)

				Earnings per share (EPS)
$1.66	$2.39	$(0.73)	(30.5)	Basic earnings per share	$2.49	$3.08	$(0.59)	(19.2)
$1.64	$2.37	$(0.73)	(30.8)	Diluted earnings per share	$2.46	$3.05	$(0.59)	(19.3)

				EPS before FX on LTD and other specified items (2)
$1.13	$1.02	$0.11	10.8	Basic earnings per share	$1.92	$1.75	$0.17	9.7
$1.12	$1.00	$0.12	12.0	Diluted earnings per share	$1.90	$1.72	$0.18	10.5

154.3	158.3	(4.0)	(2.5)	Weighted average number of shares outstanding (millions)	154.9	158.4	(3.5)	(2.2)
74.7	75.0	(0.3)	—	Operating ratio (2) (4) (%)	77.0	77.3	(0.3)	—
10.3	9.8	0.5	—	ROCE before FX on LTD and other specified items (after tax)(2) (4)(%)	10.3	9.8	0.5	—
35.0	37.7	(2.7)	—	Net debt to net debt plus equity (%)	35.0	37.7	(2.7)	—

$299.5	$274.9	$24.6	8.9	EBIT before FX on LTD and other specified items (2) (4) (millions)	$524.0	$494.9	$29.1	5.9
$418.6	$392.7	$25.9	6.6	EBITDA before FX on LTD and other specified items (2) (4) (millions)	$761.7	$727.5	$34.2	4.7

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT: Earnings before interest and taxes.

EBITDA: Earnings before interest, taxes, and depreciation and amortization.
ROCE (after tax): Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.
Operating ratio: Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2007	2006	Variance	%		2007	2006	Variance	%

				Commodity Data

				Freight Revenues (millions)
$224.0	$206.4	$17.6	8.5	- Grain	$443.6	$417.7	$25.9	6.2
162.4	143.5	18.9	13.2	- Coal	293.7	303.7	(10.0)	(3.3)
144.5	105.5	39.0	37.0	- Sulphur and fertilizers	266.9	198.6	68.3	34.4
74.3	75.8	(1.5)	(2.0)	- Forest products	146.3	159.2	(12.9)	(8.1)
158.8	150.3	8.5	5.7	- Industrial and consumer products	310.7	298.6	12.1	4.1
88.5	91.9	(3.4)	(3.7)	- Automotive	170.6	170.2	0.4	0.2
321.6	313.0	8.6	2.7	- Intermodal	633.2	605.6	27.6	4.6

$1,174.1	$1,086.4	$87.7	8.1	Total Freight Revenues	$2,265.0	$2,153.6	$111.4	5.2

				Millions of Revenue Ton-Miles (RTM)
7,309	7,048	261	3.7	- Grain	14,793	14,522	271	1.9
5,834	4,735	1,099	23.2	- Coal	10,417	9,789	628	6.4
6,106	3,858	2,248	58.3	- Sulphur and fertilizers	11,090	7,313	3,777	51.6
2,019	2,264	(245)	(10.8)	- Forest products	4,019	4,698	(679)	(14.5)
4,177	4,162	15	0.4	- Industrial and consumer products	8,310	8,503	(193)	(2.3)
659	746	(87)	(11.7)	- Automotive	1,284	1,349	(65)	(4.8)
7,424	7,055	369	5.2	- Intermodal	14,350	13,782	568	4.1

33,528	29,868	3,660	12.3	Total RTMs	64,263	59,956	4,307	7.2

				Freight Revenue per RTM (cents)
3.06	2.93	0.13	4.4	- Grain	3.00	2.88	0.12	4.2
2.78	3.03	(0.25)	(8.3)	- Coal	2.82	3.10	(0.28)	(9.0)
2.37	2.73	(0.36)	(13.2)	- Sulphur and fertilizers	2.41	2.72	(0.31)	(11.4)
3.68	3.35	0.33	9.9	- Forest products	3.64	3.39	0.25	7.4
3.80	3.61	0.19	5.3	- Industrial and consumer products	3.74	3.51	0.23	6.6
13.43	12.32	1.11	9.0	- Automotive	13.29	12.62	0.67	5.3
4.33	4.44	(0.11)	(2.5)	- Intermodal	4.41	4.39	0.02	0.5
3.50	3.64	(0.14)	(3.8)	Freight Revenue per RTM	3.52	3.59	(0.07)	(1.9)

				Carloads (thousands)
91.2	89.2	2.0	2.2	- Grain	180.5	181.6	(1.1)	(0.6)
75.0	68.5	6.5	9.5	- Coal	133.5	147.2	(13.7)	(9.3)
61.3	41.6	19.7	47.4	- Sulphur and fertilizers	111.5	80.6	30.9	38.3
29.9	33.8	(3.9)	(11.5)	- Forest products	60.0	71.4	(11.4)	(16.0)
79.2	80.9	(1.7)	(2.1)	- Industrial and consumer products	154.9	160.6	(5.7)	(3.5)
45.7	46.8	(1.1)	(2.4)	- Automotive	88.1	89.1	(1.0)	(1.1)
311.9	295.5	16.4	5.5	- Intermodal	599.5	577.3	22.2	3.8

694.2	656.3	37.9	5.8	Total Carloads	1,328.0	1,307.8	20.2	1.5

				Freight Revenue per Carload
$2,456	$2,314	$142	6.1	- Grain	$2,458	$2,300	$158	6.9
2,165	2,095	70	3.3	- Coal	2,200	2,063	137	6.6
2,357	2,536	(179)	(7.1)	- Sulphur and fertilizers	2,394	2,464	(70)	(2.8)
2,485	2,243	242	10.8	- Forest products	2,438	2,230	208	9.3
2,005	1,858	147	7.9	- Industrial and consumer products	2,006	1,859	147	7.9
1,937	1,964	(27)	(1.4)	- Automotive	1,936	1,910	26	1.4
1,031	1,059	(28)	(2.6)	- Intermodal	1,056	1,049	7	0.7
$1,691	$1,655	$36	2.2	Freight Revenue per Carload	$1,706	$1,647	$59	3.6

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2007	2006(1)	Variance	%		2007	2006(1)	Variance	%

				Operations and Productivity

64,481	58,099	6,382	11.0	Freight gross ton-miles (GTM) (millions)	122,041	115,113	6,928	6.0
33,528	29,868	3,660	12.3	Revenue ton-miles (RTM) (millions)	64,263	59,956	4,307	7.2
15,878	16,278	(400)	(2.5)	Average number of active employees	15,381	15,773	(392)	(2.5)
15,720	16,504	(784)	(4.8)	Number of employees at end of period	15,720	16,504	(784)	(4.8)

2.0	1.7	0.3	17.6	FRA personal injuries per 200,000 employee-hours	1.9	1.9	—	—
1.8	2.1	(0.3)	(14.3)	FRA train accidents per million train-miles	1.9	1.6	0.3	18.8

2.71	2.84	(0.13)	(4.6)	Total operating expenses per RTM (cents)	2.79	2.89	(0.10)	(3.5)
1.41	1.46	(0.05)	(3.4)	Total operating expenses per GTM (cents)	1.47	1.50	(0.03)	(2.0)
0.51	0.55	(0.04)	(7.3)	Compensation and benefits expense per GTM (cents)	0.54	0.58	(0.04)	(6.9)
4,061	3,569	492	13.8	GTMs per average active employee (000)	7,935	7,298	637	8.7

13,260	13,544	(284)	(2.1)	Miles of road operated at end of period (2)	13,260	13,544	(284)	(2.1)

23.5	25.0	(1.5)	(6.0)	Average train speed – AAR definition (mph)	23.3	25.1	(1.8)	(7.2)
21.7	20.2	1.5	7.4	Terminal dwell time – AAR definition (hours)	22.8	20.7	2.1	10.1
147.5	134.0	13.5	10.1	Car miles per car day	141.0	133.1	7.9	5.9
81.5	82.4	(0.9)	(1.1)	Average daily total cars on-line – AAR definition (000)	81.4	81.6	(0.2)	(0.2)

1.19	1.19	—	—	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.22	1.22	—	—
76.8	69.1	7.7	11.1	U.S. gallons of locomotive fuel consumed – total (millions) (3)	149.1	140.2	8.9	6.3

0.901	0.886	0.015	1.7	Average foreign exchange rate (US$/Canadian$)	0.877	0.879	(0.002)	(0.2)
1.111	1.129	(0.018)	(1.6)	Average foreign exchange rate (Canadian$/US$)	1.141	1.138	0.003	0.3

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.